National Grid plc

18 January 2011

National Grid plc scrip dividend

National Grid plc confirms that application has been made to the Financial Services Authority for 11,762,601 ordinary shares to be admitted to the Official List, and to the London Stock Exchange for the shares to be admitted to trading, in relation to the operation of the Scrip Dividend Scheme for the 2010/11 interim dividend, payable on 19 January 2011. Dealings are expected to commence on 19 January 2011 and the shares will rank pari passu with the existing issued ordinary shares of the Company.

In accordance with the terms of the scrip dividend, 11,381,819 ordinary shares are to be issued at a price of 553.1 pence per share. In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts (‘ADRs’), 73,685 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$44.0191 and 2,471 ADRs are to be issued under the US Employee Stock Purchase Plan at a price of US$39.6172, representing 380,782 ordinary shares (including fractions).

Contact:
Phil Higgins
Assistant Secretary
0207 004 3228